Exhibit 99.93

RECEIPT

Gunnison Copper Corp.

This is the receipt of the British Columbia Securities Commission for the Short Form Base Shelf Prospectus of the above Issuer dated May 19, 2026 (the prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Yukon, Nunavut, and Northwest Territories. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

May 20, 2026

Luxi Chen

Luxi Chen, CPA, CA

Senior Securities Analyst, Corporate Disclosure Corporate Finance

SEDAR+ Project Number 6441237